Exhibit 99.1

Foresight Signs Agreement to Supply Autonomous Drone Technology in India with Revenue Potential of up to $2.5 Million by 2026

The cooperation, with a renowned supplier of the Indian Ministry of Defense, entails development and integration of Foresight’s 3D perception solution into autonomous drones. The five-year collaboration is projected to generate potential revenue up to $16 million by 2029.

Ness Ziona, Israel – January 13, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in three-dimensional (“3D”) perception systems, announced the signing of a commercial cooperation agreement with a prominent Indian drone manufacturer, that is a supplier of the Indian Ministry of Defense, to integrate its 3D perception technology into the manufacturer’s autonomous drone platforms, with a total commercial potential reaching up to $2.5 million by 2026. By the end of 2029, the collaboration is anticipated to deliver potential revenue up to $16 million.

The agreement aims to enable autonomous drone and unmanned aerial vehicle (“UAV”) technology by integrating Foresight’s cutting-edge 3D perception solutions into the drone manufacturer’s autonomous systems. Initially, this collaboration will focus on improving drone performance in challenging environments, such as dense smoke, poor lighting and high temperatures. The drones will be able to detect people in these conditions while providing real-time information about the drones’ spatial positioning. The initial phase of the collaboration will focus on developing advanced solutions for the Indian defense market. At a later stage, the parties will consider manufacturing, marketing, and distribution efforts, initially targeting the Republic of India before expanding globally.

Foresight’s 3D perception solution, using stereoscopic long-wave infrared technology, is particularly well-suited for drone applications, with the ability to maintain robust performance required for the detection of humans in challenging environments, including dense smoke conditions caused by fires. This collaboration represents a significant advancement in Foresight’s strategy to expand its 3D perception technology across diverse autonomous vehicle markets, including drones, unmanned aerial vehicles, and autonomous ground vehicles.

“We are excited to collaborate with one of India’s foremost autonomous drone companies,” said Mr. Oren Bar-On, Chief Executive Officer of Foresight Changzhou Automotive Ltd. “Our stereoscopic long-wave infrared technology offers unparalleled 3D perception capabilities, which, when combined with the drone manufacturer’s expertise in drone manufacturing, will result in solutions that are not just technologically advanced, but also practical and impactful. This agreement demonstrates the adaptability of our ScaleCam™ technology across various autonomous platforms, from automotive to aerial applications,” Mr. Bar-On concluded.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses potential revenue under the agreement and the timing thereof, advantages and benefits of Foresight’s solution. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654